UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*

Amendment No. 2

PASSPORT POTASH, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

70286C101
(CUSIP Number)

Copy to:
Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70286C101

1.	Names of Reporting Persons

Barry Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Bene-	7.	Sole Voting Power 9,426,862(1)
ficially Owned by Each Reporting	8.	Shared Voting Power 8,685,882 (2)
Person With	9.	Sole Dispositive Power 9,426,862(1)
	10.	Shared Dispositive Power 8,685,882 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,112,744 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

9.7% (3)(4)

14.	Type of Reporting Person (See Instructions)
IN – Individual

(1)
Of the 9,426,862 shares of common stock owned, (i) 6,900,546 shares of common stock held by Barry Honig; (ii) 600,000 stock options held of record by Barry Honig which are vested and are exercisable into 600,000 shares of common stock at CAD$0.20 per share; (iii) 900,000 stock options held of record by Barry Honig which are vested and are exercisable into 900,000 shares of common stock at CAD$0.20 per share; (iv) a debenture of $100,000 held of record by Barry Honig which is convertible into 526,316 shares at $0.19 per share and (v) 500,000 warrants held of record by Barry Honig which are vested and are exercisable into 500,000 shares of common stock at $0.19 per share .

(2)
Of the 8,685,882 shares of common stock owned, (i) 2,574,772 shares of common stock held by GRQ Consultants, Inc. 401K, which are deemed to be indirectly owned and controlled by Barry Honig; and (ii) 6,111,110 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, which are deemed to be indirectly owned and controlled by Barry Honig.

(3)
Excluded from the aggregate beneficially owned shares are (i) 4,999,996 shares, and (ii) 2,499,998 warrants which are exercisable into 2,499,998 shares of common stock at CAD$0.20 per share owned by various Uniform Transfer to Minor Act accounts for which the Reporting Person’s father Alan Honig is custodian for the benefit of the Reporting Person’s minor children. The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares by accounts for which Alan Honig is custodian. Although the Reporting Person disclaims beneficial ownership of such shares, if aggregated, the percent of class represented by the aggregate amount beneficially owned and the excluded shares would be 13.8%.

(4)	Based on 183,551,407 shares of common stock as of March 4, 2013.

CUSIP No. 70286C101

1.	Names of Reporting Persons

GRQ Consultants, Inc. 401K

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

7.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 2,574,772 (1)(2)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,574,772 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,574,772 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

1.4% (4)

14.	Type of Reporting Person (See Instructions)
OO – Other

(1)	GRQ Consultants, Inc. 401Kvoluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)	2,574,772 shares of common stock held by GRQ Consultants, Inc. 401K are deemed to be indirectly owned and controlled by Barry Honig.
(3)	Based on 183,551,407 shares of common stock as of March 4, 2013.

CUSIP No. 70286C101

1.	Names of Reporting Persons

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

8.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 6,111,110 (1)(2)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,111,110 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,111,110 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

3.3% (3)

14.	Type of Reporting Person (See Instructions)
OO – Other

(1)	GRQ Consultants, Inc. Roth 401K FBO Barry Honig voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)	6,111,110 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig are deemed to be indirectly owned and controlled by Barry Honig.
(3)	Based on 183,551,407 shares of common stock as of March 4, 2013.

Item 1. Security and Issuer

         This Schedule 13D relates to shares of the common stock, without par value, of Passport Potash Inc., a Canadian corporation (the "Company"). The address of the principal executive office of the Company is 608-1199 West Pender Street, Vancouver, BC, Canada.

Item 2. Identity and Background

(a)
This statement is being filed by Barry Honig (“Honig”), GRQ Consultants, Inc. 401K (“GRQ 401K”) and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”, and together with Honig and GRQ 401K, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 555 South Federal Highway #450
Boca Raton, FL 33432.

(c)	N/A.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Florida.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Honig beneficially owns 18,112,744 shares of the Issuer’s common stock(1), which represents approximately 9.7% of the Issuer’s common stock.

(1) Of the 18,112,744 shares of common stock owned, (i) 6,900,546 shares of common stock held by Mr. Honig; (ii) 2,574,772 shares of common stock held by GRQ 401K, which are deemed to be indirectly owned and controlled by Mr. Honig; (iii) 6,111,110 shares of common stock held by GRQ Roth 401K, which are deemed to be indirectly owned and controlled by Mr. Honig; (iv) 600,000 stock options held of record by Mr. Honig which are vested and are exercisable into 600,000 shares of common stock at CAD$0.20 per share; (v) 900,000 stock options held of record by Mr. Honig which are vested and are exercisable into 900,000 shares of common stock at CAD$0.20 per share; (vi) a debenture of $100,000 held of record by Barry Honig which is convertible into 526,316 shares at $0.19 per share and (vii) 500,000 warrants held of record by Barry Honig which are vested and are exercisable into 500,000 shares of common stock at $0.19 per share.

(b)
Mr. Honig may be deemed to hold sole voting and dispositive power over 9,426,862 shares of common stock of the Issuer (1) and shares voting and dispositive power over  8,685,882  shares of common stock of the Issuer (2).

GRQ 401K may be deemed to hold shared voting and dispositive power over 2,574,772 shares of common stock of the Issuer (3).

GRQ Roth 401K may be deemed to hold shared voting and dispositive power over 6,111,110 shares of common stock of the Issuer (5).

(c)
On March 13, 2013, Mr. Honig assigned 3,055,555 warrants held of record by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, which are deemed to be indirectly owned and controlled by Barry Honig, and which are exercisable into 3,055,555 shares of common stock at CAD$0.20 per share.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 18,112,744 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig

(2) Of the 9,426,862 shares of common stock owned, (i) 6,900,546 shares of common stock held by Mr. Honig; (ii) 600,000 stock options held of record by Mr. Honig which are vested and are exercisable into 600,000 shares of common stock at CAD$0.20 per share; (iii) 900,000 stock options held of record by Mr. Honig which are vested and are exercisable into 900,000 shares of common stock at CAD$0.20 per share; (iv) a debenture of $100,000 held of record by Barry Honig which is convertible into 526,316 shares at $0.19 per share and (v) 500,000 warrants held of record by Barry Honig which are vested and are exercisable into 500,000 shares of common stock at $0.19 per share.
(3) Of the  8,685,882 shares of common stock owned, (i) 2,574,772 shares of common stock held by GRQ 401K, which are deemed to be indirectly owned and controlled by Mr. Honig; and (ii) 6,111,110 shares of common stock held by GRQ Roth 401K, which are deemed to be indirectly owned and controlled by Mr. Honig.
(4) 2,574,772 shares of common stock held by GRQ Consultants, Inc. 401K are deemed to be indirectly owned and controlled by Barry Honig.
(5) 6,111,110 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig are deemed to be indirectly owned and controlled by Barry Honig.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2013	By:	/s/ Barry Honig
Barry Honig

Dated: March 19, 2013	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

Dated: March 19, 2013	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig